1820 East Ray Road • Chandler, AZ 85225
Phone: 480.656.8325
www.championsbiotechnology.com

March 17, 2009
Via EDGAR and FEDEX

Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Champions Biotechnology, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended April 30, 2008
File No. 001-17263

Dear Mr. Rosenberg:

I am writing to you in response to your letter of March 4, 2009 addressed to the Company’s president, Dr. Douglas D. Burkett, regarding the above referenced filing. Below are the Company’s responses to the comments raised, keyed to the numbered comments.

Item 8A(T). Controls and Procedures, page 14

       1.     Management’s report set forth in the Form 10-K identified a material weakness in our internal controls “that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews” and provided management’s evaluation that the costs-benefit relationship did not justify the expense necessary to remedy the deficiency. We note your comment that this statement is not a clear conclusion that our internal control over financial reporting (ICFR) is not effective. However, inasmuch as management’s report expressly stated that there was, indeed, an identified material weakness in ICFR which management determined not to remedy at this time, we believe that the clear result of the report is that the Company’s ICFR is not effective. In light of the statements included in the report as filed, we respectfully request that a revised report containing the requested language (if management so concludes) be included in future filings of the Company’s Form 10-K.

Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
March 17, 2009
Page 2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Stockholders’ Equity (Deficit), page F-6

       2.     The column “Prepaid Consulting” was inadvertently missing from the final Statements of Stockholders’ Equity (Deficit) presented in the Form 10-KSB filed for the years ended April 30, 2008 and 2007. Despite this inadvertent omission, the Consolidated Balance Sheets for the two years presented contained the accurate total stockholders’ equity (deficit). The attached schedule shows the correct amounts and agrees with the corresponding amounts on our consolidated balance sheets. The Consolidated Statements of Stockholders’ Equity in our future filings will include the omitted column.

Notes to Consolidated Financial Statements, Note 2 - Summary of Significant Accounting Policies, Accounting for Acquisition, page F-9

3. We reviewed EITF 98-3, specifically Example 4, Scenario 4 set forth in Exhibit 98-3A. Scenario 4 describes the transfer of a business unit which:

is newly formed;
is engaged in research and development;
is engaged in establishing additional sources of supply;
is engaged in developing markets for the resultant product; and
has identified several potential customers.

The assessment of Example 4, Scenario 4 is that the transferred business unit “includes all of the necessary elements of a business except for the ability to access customers because it does not have any completed products”. The conclusion of EITF 98-3 is that because the planned principal operations of the transferred unit have not yet commenced, the unit is not a business.

       Contrary to the facts in Scenario 4, at the time of the May 18, 2007 merger Biomerk not only had already begun producing and selling its products (which consisted of panels and studies for patients with cancer), but, in fact, recognized sales of $249,975 related to panel studies between February 2007 and May 2007. Consequently, Biomerk was properly considered a viable business at that time.

We believe that Example 4, Scenario 5 is more applicable to the Biomerk merger. Scenario 5 describes the transfer of a business unit which:

has been conducting development activities for a year;
has developed a successful beta version of its product that has received customer acceptance;
has achieved a successful production run; and
is in the process of shipping products to customers.

Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
March 17, 2009
Page 3

The assessment of Example 4, Scenario 5 is that the transferred business unit “includes all of the necessary elements of a business”. The conclusion of EITF 98-3 is that the transferred unit has all of the elements necessary to conduct normal operations and has commenced planned principal operations and is therefore a business. EITF 98-3 states that the conclusion is not affected by the absence of a significant amount of revenue from the transferred unit’s operations or the expectation of continued operating losses.

       Biomerk’s contracted for panels and studies which were ongoing at the time of the merger and its sales are more aligned with Scenario 5. Moreover, after the merger, the Company has successfully continued the sale of the same product/service. We therefore conclude that the accounting treatment was appropriate.

GENERAL

       The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me.

Sincerely,

CHAMPIONS BIOTECHNOLOGY, INC.

/s/ Mark Schonau
Mark Schonau
Chief Financial Officer

cc:	Dr. Douglas D. Burkett
Principal Executive Officer

CHAMPIONS BIOTECHNOLOGY, INC.
FORMERLY CHAMPIONS SPORTS, INC. AND SUBSIDIARIES
EQUITY ROLLFORWARD SCHEDULE
FOR THE YEARS ENDED APRIL 30, 2008 AND 2007

	Series A, 12%
	Convertible Cumulative							Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Prepaid	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficits	Consulting	Equity (Deificit)

Balance, April 30, 2006	32,450	$324,500	16,824,658	$16,825	$5,922,349	$(6,934,187)	$-	$(670,513)

Issued 1,000,000 common shares and 1,000,000
warrants in exchange for 32,450 preferred shares	(32,450)	(324,500)	1,000,000	1,000	673,960	-	-	350,460

Issued common stock for cash	-	-	7,000,000	7,000	21,000	-	-	28,000

Issued common stock for cash	-	-	2,500,000	2,500	7,500	-	-	10,000

Issued Common stock for patents rights	-	-	300,000	300	179,700	-	-	180,000

Stock issued for consulting services (prepaid consulting)	-	-	-	-	44,184	-	(44,184)	-

Amortiztion of prepaid consulting	-	-	-	-	-	-	11,046	11,046

Net loss	-	-	-	-	-	(170,058)	-	(170,058)

Balance, April 30, 2007	-	$-	2,624,658	$27,625	$6,848,693	$(7,104,245)	$(33,138)	$(261,065)

Issuance of stock for acquisition	-	-	4,000,000	4,000	1,156,000	-	-	1,160,000

Stock issued for exercise of warrants	-	-	169,488	170	28,335	-		28,505

Stock issued for exercise of options	-	-	25,000	25	4,225	-		4,250

Issued common stock for cash	-	-	1,428,572	1,428	2,498,572	-		2,500,000

Options issued for consulting services (prepaid consulting)	-	-	-	-	1,179,357	-	(1,179,357)	-

Amortization of prepaid consulting	-	-	-	-	-	-	170,127	170,127

Net (loss) for the year ended April 30th, 2008	-	-	-	-	-	35,698	-	35,698

Balance, April 30, 2008	-	$-	33,247,718	$33,248	$11,715,182	$(7,068,547)	$(1,042,368)	$3,637,515

The accompanying notes are an integral part of these consolidated financial statements.

F-6